EarningsConference Call2Q24

Disclaimer

This presentation contains what are considered "forward-looking statements," as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as "believe," "may," "could," "would," "possible," "will," "should," "expect," "intend," "plan," "anticipate," "estimate," "potential," "outlook" or "continue," as well as the negative forms of these words, other terms of similar meaning or the use of future dates.

The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer.

In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

2

HIGHLIGHTS

Important advances in all strategic avenues

Lenzing

- Acquisition of 15% with option to acquire control
- Seats on the Board of Directors
- Investments: EUR230 M
- Closing expected in 4Q24

BEING BOLD IN EXPANDING TO NEW MARKETS

PLAYING A LEADING ROLE IN SUSTAINABILITY

Pactiv

- Entry into the packaging segment in the USA
- Integrated capacity of ~420 ktons/year of paperboard
- Investments: USD110 M
- Closing expected in 4Q24

ADVANCING IN THE LINKS OF THE CHAIN, ALWAYS WITH A COMPETITIVE ADVANTAGE

Cerrado Project


Start-up
Ribas

MAINTAIN RELEVANCE IN PULP

BE "BEST-IN-CLASS" IN THE TOTAL PULP COST VISION

3

Strong EBITDA kicks off a deleveraging cycle HIGHLIGHTS Adjusted EBITDA: Liquidity3 : 2.5 million tons (vs. 2.4 million tons 1Q24 and 2.5 million tons 2Q23) Pulp: 270 thousand tons (vs. 256 thousand tons 1Q24 and 263 thousand tons 2Q23) Paper and packaging1:Pulp Inventory:In line with 1Q24 Operating Cash Generation2: Cash cost ex-downtimes: R$6.3 bn (vs. R$4.6billion 1Q24 and R$3.9 billion 2Q23) R$4.5 bn (vs. R$2.5billion 1Q24 and R$2.2 billion 2Q23) R$828/ton (vs. R$812/ton 1Q24 and R$918/ton 2Q23) US$12.0 bn (vs. US$11.9 billion 1Q24 and US$11.3 billion 2Q23) Leverage4 : US$6.4 bn (vs. US$6.3 billion 1Q24 and US$6.3 billion 2Q23) Net debt: 3.2x in US$ (vs. 3.5x in 1Q24 and 2.2x in 2Q23) Sales Volume Financial Management Operating Performance 1 Excluding Consumer Goods. | 2 Operating Cash Generation = Adjusted EBITDA less Sustaining Capex.| 3Considers Finnveraand IFC credit line. | 4Net Debt / Adjusted EBITDA in the last twelve months. 2,232 709 409 1,118 178 152 178 85 103 92 263 256 270 Paper Sales¹ (‘000 tons) Average Net Price (R$/ton) 2Q23 1Q24 2Q24 LTM 2Q24 2Q23 1Q24 2Q24 Paper Adjusted EBITDA and EBITDA Margin² R$ MM R$/ton Margin%

PAPER AND PACKAGING BUSINESS Better market conditions and solid commercial execution led to higher volumes and prices 1 Excluding Consumer Goods.| ² Excluding impact of Management LTI; 2Q20: -R$22/ton; 2Q21: -R$22/ton; 2Q22: R$23/ton; 2Q23: -R$17/ton; 1Q24: -R$49/ton; 2Q24: -R$5/ton; LTM 2Q24: -R$33/ton. LTM 2Q24 LTM 2Q24 2Q20 2Q21 2Q22 2Q23 1Q24 2Q24 Exports Domestic
5,885 6,614 5,715 5,824 1,996 1,259 1,564 2,176 2,405 1,832 1,976 254 416 633 631 468 534 3,190 3,902 5,537 1,269 1,625 2,176 16,108 1,580 2,513 2,401 2,545

PULP BUSINESS

EBITDA increase driven by better prices, FX and sales volume

Sales Volume ('000 tons)



Inventories:
In line with
1Q24
2.513
2.401
2.545
10.192
2Q23
1Q24
2Q24
LTM 2Q24

Average Net Price – Export Market ($/tons)



US$
BRL
2.783
3.092
3.657
3.061
562
624
701
612
2Q23
1Q24
2Q24
LTM 2Q24

Adjusted EBITDA and EBITDA Margin (%)



R$ MM
R$/ton
Margin %
1.269
1.625
2.176
1.580
3.190
3.902
5.537
16.108
45%
53%
60%
52%
2Q23
1Q24
2Q24
LTM 2Q24
R$4.95
R$4.95
R$5.21
R$5.00
Average FX

6

PULP BUSINESS Pulp Cash Cost–2Q24 vs. 1Q24 (ex-downtimes –R$/ton)Pulp Cash Cost –2Q24 vs. 2Q23 (ex-downtimes –R$/ton)Operational performance delivered as planned, keeping the cash cost stability Commodity price effect: -R$7/ton Commodity price effect: -R$42/ton Wood Input Fixed Cost Energy FX 186 342 318 337 333 1Q24 Wood Input Fixed Cost Energy FX 189 2Q24 812 828 190 400 363 337 333 2Q23 Wood Input Fixed Cost Energy FX 189 2Q24 918 828

CERRADO PROJECT New Ribas do Rio Pardo Mill Successful start-up and all eyes on learning curve progress

CERRADO PROJECT New Ribas do Rio Pardo Mill Successful start-up and all eyes on learning curve progress ¹ Inside the fence includes investments in industrial and infrastructure. | ² Total Capex Physical progress¹ and financial progress²: 500 1,000 1,500 2,000 2,500 3,000 3Q24 4Q24 1Q25 2Q25 3Q25 Learning curve conclusion Scheduled downtime 3% 10% 21% 31% 45% 57% 70% 78% 86% 94% 98% 100% 15% 23% 37% 45% 56% 65% 75% 82% 89% 94% 96% 100% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 2025 Physical progress Financial progress Expected production volume (kt) Start-up in 07/21! 2 Mt Expected accumulated production for the period Physical availability in the market

4.0 0.3 1.5 1.5 1.6 1.5 8.5 1.3 1.1 1.1 6.4 9.6 11.4 10.7 10.4 10.5 10.5 10.7 10.9 10.9 11.3 11.5 11.5 11.9 12.0 -1.5 0.5 2.5 4.5 6.5 8.5 10.5 12.5 14.5 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 Leverage (Net debt/EBITDA LTM)and Net Debt (US$ billion)
FINANCIAL MANAGEMENT Financial discipline throughout the growth cycle and an even stronger balance sheet Amortization Schedule Cash on hand (33% inUS$) Stand-by facilities Average Cost(in US$): 5.1% p.a. Average Term: 78 months Liquidity 6M24 2025 2026 2027 2029 onwards 2028 Finnvera and IFC¹ ¹ Finnveraand IFC credit line. Financial Policy Limit Net debt US$ billion Leverage USD 11th Debentures Issuance Settlement 6thDebentures Issuance 3.3 2.7 2.4 2.4 2.3 2.1 2.0 1.9 2.2 2.7 3.1 3.5 3.2

Discipline in carrying out the business strategy CAPITAL ALLOCATION ¹Position upto08/08/2024 Shareholder remuneration (2Q21 to 2Q24)4 CONSECUTIVE REPURCHASE PROGRAMS1 (4th program - 84% completed) R$4.6 billion 93 million shares Average price: R$49.44 5th shares buyback program announced Authorized Volume: Up to 40 million shares Tenor: Up to 18 months DIVIDENDS/INTEREST ON EQUITY R$5.7 Billion

Investor Day2024 12.12.24 C-Level presentation + Q&A MS 12.13.24 SITE VISIT (Ribas do Rio Pardo) Takeaways oSolid operating performance as planned Cerrado Project delivered on-time and on-budget Proven financial discipline throughout the investment cycle Capital allocation focused on maximizing long-term returns Zero refinancing risk until 2029 Cash flow hedging portfolio well-aligned with the current exchange rate scenario 12 Q&A2Q24Investor Relations ir.suzano.com.br ri@suzano.com.br

Q&A2Q24Investor Relations ir.suzano.com.br ri@suzano.com.br